Crowdmed

BALANCE SHEET

As of December 31, 2018

	OCT - DEC, 2018
ASSETS	
Current Assets	
Bank Accounts	
Analysis Checking (XXXXXX 7818)	307,553.15
PayPal 2	14,235.45
Wells Fargo	54,913.32
Total Bank Accounts	**$376,701.92**
Accounts Receivable	
Accounts Receivable (A/R)	500.00
Total Accounts Receivable	**$500.00**
Other Current Assets	
Inventory Asset	600.00
Loan to Rebekah Castaneda	0.00
Rent Deposit	0.00
Uncategorized Asset	0.00
Total Other Current Assets	**$600.00**
Total Current Assets	**$377,801.92**
Fixed Assets	
Accumulated Depreciation	-18,397.00
Computer & Technology	21,258.59
Computer Rental	165.00
Total Computer & Technology	**21,423.59**
Equipment	3,406.17
Office Furnishings	0.00
Total Fixed Assets	**$6,432.76**
TOTAL ASSETS	**$384,234.68**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	422.50
Total Accounts Payable	**$422.50**
Credit Cards	
Amex Gold (51002)	7,542.32
Total Credit Cards	**$7,542.32**
Other Current Liabilities	
Loan from Shareholder	5,069.90
Payroll Tax Liability	-576,488.44
AZ Withholding	6,767.99
CA SDI	12,090.83
CA State Income	90,650.97
Federal Income Tax Withholding	310,083.45

	OCT - DEC, 2018
FICA Withholding	138,117.06
GA State Tax	11,510.16
NY City Tax	2,692.43
NY SDI	61.10
NY State Withholding	3,925.37
Total Payroll Tax Liability	**-589.08**
Total Other Current Liabilities	**$4,480.82**
Total Current Liabilities	**$12,445.64**
Long-Term Liabilities	
Convertible Debt	2,430,292.44
Convertible Debt B	1,894,332.16
Total Long-Term Liabilities	**$4,324,624.60**
Total Liabilities	**$4,337,070.24**
Equity	
Common Stock	100.00
Equity round 2	16,623.95
Opening Balance Equity	936.90
Retained Earnings	-3,595,016.02
Shareholder Distribution	147.74
Treasury Stock	-3,250.60
Net Income	-372,377.53
Total Equity	**$ -3,952,835.56**
TOTAL LIABILITIES AND EQUITY	**$384,234.68**